December 17, 2021

Ms. Lisa Larkin

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-0506

Re:	C.M. Life Insurance Company
C.M. Life Variable Life Separate Account I
Initial Registration Statement filed on Form N-6
C.M. Life Electrum SelectSM – File Nos. 333-259818 & 811-09020

Dear Ms. Larkin:

I am in receipt of the Staff’s comment letter dated November 23, 2021 regarding the above-referenced filing.

Please note that the page numbers referenced below correspond to the attached marked version of the prospectus and Statement of Additional Information for Pre-Effective Amendment No. 1.

My responses to the Staff’s comments are as follows:

GENERAL

1. Please advise whether there are any types of guarantees or support agreements with third parties to support any of the Company’s obligations under the contract or whether the Company will be solely responsible for payment of contract benefits.

Response to Comment No. 1: C.M. Life does not have any types of guarantees or support agreements with third parties to support any contract features or benefits. C.M. Life will be solely responsible for any benefits or features associated with the contract.

2. Please remove all brackets and provide any missing information such as the financials in your next filing with the Commission. We may have further comments.

Response to Comment No. 2: We will include in the pre-effective amendment filing all missing information, including financial statements, exhibits, and other required information. We have also removed all brackets from any previously bracketed disclosure.

3. Please confirm, if true, that the Company does not intend to use rate sheet supplements to update information in the prospectus.

Response to Comment No. 3: We confirm that the Company does not intend to use rate sheet supplements to update information in the prospectus.

Statutory Prospectus

Cover Page

4. In the last sentence of this paragraph, disclosure states, “You should review the prospectus, or consult with your investment professional, for additional information about the specific calculation terms that apply.” Please change “calculation” to “cancellation,” or confirm that you intended to use “calculation.” See Item 1.a.8. of Form N-6.

Response to Comment No. 4: We have made the requested correction. Please see the marked language on p. 1 of the prospectus.

Important Information You Should Consider About the C.M. Life Electrum Select Life Insurance Policy

5. Please ensure that the headings at the top of the columns are centered. See Item 2 of Form N-6.

Response to Comment No. 5: We have centered the headings at the top of the columns. Please see pp. 5-8 of the prospectus.

Ongoing Fees and Expenses

6. In the description of ongoing fees and expenses, disclosure states, “Those fees and expenses may be based on characteristics of the Insured (e.g., age, sex, and risk classification).” Please change “may be” to “are set.” See Item 2, Instruction 2.c.i. of Form N-6.

Response to Comment No. 6: We have made the requested correction such that the disclosure now reads “Those fees and expenses are set based on characteristics of the Insured (e.g., age, sex, and risk classification).” Please see the marked language on p. 5 of the prospectus.

7. Please confirm that amounts listed in the “Annual Fee” table will be based on gross expenses (before fee waivers). See Item 2, Instruction 2.c.ii.A. of Form N-6.

Response to Comment No. 7: We confirm that amounts listed in the “Annual Fee” table will be based on gross expenses (before fee waivers).

Investment Professional Compensation

8. The last sentence states, “This conflict of interest may influence your registered representative to recommend this policy over another investment.” Please add “offer or” before “recommend.” See Item 2, Instruction 3.e.6.a. of Form N-6.

Response to Comment No. 8: We have made the requested correction such that the disclosure now reads “This conflict of interest may influence your registered representative to offer or recommend this policy over another investment.” Please see the marked language on p. 8 of the prospectus.

Transfer Fee

9. In the heading titled, “Transfer Fee,” please revise to state, “Transfer Fees.” See Item 4 of Form N-6.

Response to Comment No. 9: We have revised the heading to read “Transfer Fees.” Please see the marked language on p. 11 of the prospectus.

Mortality & Expense Credit

10. In the first sentence, Appendix B is titled, “Mortality & Expense Credit.” Elsewhere, including Appendix B, the title is “Mortality and Expense Risk Credit.” Please revise to be consistent.

Response to Comment No. 10: We have revised the title of and references to Appendix B to read “Mortality & Expense Credit” throughout. Please see the marked language on p. 21 and p. 68 of the prospectus.

11. Please supplementally provide more detail about the purpose and mechanics of the Mortality & Expense Risk Credit. It is unclear what you mean by “payments” received from certain investment funds.

Response to Comment No. 11: The Mortality & Expense Risk Credit design gives MassMutual greater flexibility with respect to the range of investment fund options that can be offered in the Electrum Select product because it allows us to price the product’s Mortality & Expense Risk Charge without taking into account the payments we receive, if any, from the funds, advisers or the sub-advisers. This allows us to offer a broader range of funds, including funds that provide no payments at all. We have revised the language in this section to clarify that the Mortality & Expense Credit reduces the Mortality & Expense Risk Charge by an amount equal to payments we receive from certain funds, advisers, and sub-advisers and provided a cross-reference to the “Compensation We Receive From Funds, Advisers and Sub-Advisers” section which provides more detail on the types of payments we receive (administrative fees, 12b-1 fees, service fees, etc.). Please see the marked language on p. 21 of the prospectus.

Purchasing a Policy

12. Please state the minimum subsequent premium. See Item 9.a.1. of Form N-6.

Response to Comment No. 12: There are no required subsequent premium payments. If a subsequent premium payment is made, the minimum amount is $100. Please see “Premium Flexibility” on p. 26 of the prospectus.

STATEMENT OF ADDITIONAL INFORMATION

13. Please confirm that all non-principal risks have been disclosed or that there are none. See Item 21 of Form N-6.

Response to Comment No. 13: We confirm that there are no non-principal risks that need to be disclosed in the Statement of Additional Information. We have disclosed all risks in the prospectus.

PART C

Hyperlinks

14. Please ensure that all exhibits listed in Part C include a hyperlink (e.g., Exhibit (h)i.n. Lord Abbett Series Funds 1. Fund Participation Agreement as of February 7, 2017). See Item 30, Instruction 4 of Form N-6.

Response to Comment No. 14: We have ensured that all exhibits listed in Part C include a hyperlink.

Initial Summary Prospectus

15. Please ensure that all changes applied in response to comments made on the statutory prospectus are also applied to the initial summary prospectus.

Response to Comment No. 15: We confirm that all changes applied in response to comments made on the statutory prospectus are also applied to the initial summary prospectus.

Exhibits

16. Please file any missing exhibits, including the opinion and consent of counsel and the auditor’s consent.

Response to Comment No. 16: We have included in this filing all missing information, including exhibits and other required information.

I appreciate your continuing attention to this filing. Please contact me if you have any questions regarding this filing or if there is anything I can do to facilitate your review of this filing. I may be reached at (413) 744-6240 or gmurtagh@massmutual.com.

Sincerely,

/s/ Gary Murtagh
Gary Murtagh